Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations of Rolling Thunder Exploration Ltd. (formerly San Telmo Energy Ltd.) is dated November 22, 2006. This MD&A is a review of the results of operations and the liquidity and capital resources of the Corporation for the three and five month periods ended September 30, 2006 compared to the three and six month periods ended October 31, 2005. It should be read in conjunction with the accompanying unaudited interim consolidated financial statements of the Corporation for the three and five month periods ended September 30, 2006 and the notes thereto and the Corporation’s annual audited consolidated financial statements and MD&A contained in its April 30, 2006 Annual Report.

Certain information regarding Rolling Thunder, including management’s assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involves assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Rolling Thunder’s operations or financial results are included in Rolling Thunder’s reports on file with Canadian securities regulatory authorities. In particular, see the “Risk Factors” and “Industry Conditions” sections of Rolling Thunder’s Annual Information Form (“AIF” ). Consequently, there is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained in this interim report are made as of the date of this interim report, and Rolling Thunder does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

All amounts are expressed in Canadian dollars unless otherwise stated. Petroleum and natural gas volumes are converted to an equivalent measurement basis referred to as a “barrel of oil equivalent” (“boe”) using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (“6:1” ). Readers are cautioned that boe figures may be misleading, particularly if used in isolation. The 6:1 conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. This MD&A provides certain financial measures that do not have a standardized meaning prescribed by Canadian GAAP. These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

Rolling Thunder’s Audit Committee and Board of Directors have reviewed and approved the accompanying September 30, 2006 unaudited interim consolidated financial statements and related MD&A.

The continuous disclosure materials of the Corporation, including its annual MD&A and audited consolidated financial statements, Annual Information Form (“AIF” ), Management Information Circular and Proxy Statement, material change reports and press releases issued by the Corporation are available through SEDAR at www.sedar.com.

CHANGE IN FISCAL YEAR-END

In May 2006, the Corporation filed the regulatory forms to change Rolling Thunder’s fiscal year-end from April 30 to December 31. As a result of this change, the Corporation has presented financial information for the three and five month periods ended September 30, 2006 with the three month and six month periods ended October 31, 2005 as the comparative period.

As a result of the change in year-end, certain information presented for the five month period ended September 30, 2006 is not directly comparable to the same information for the six month period ended October 31, 2005.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed by the Corporation is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding required disclosure.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Corporation’s disclosure controls and procedures as of September30, 2006 and have concluded that they are adequate and effective to provide reasonable assurance that material information related to the Corporation is made known to them by others within the Corporation.

SELECTED FINANCIAL INFORMATION (in Canadian$ )	Three months ended September 30 2006	Three months ended October 31 2005	Five months ended September 30 2006	Six months ended October 31 2005
Petroleum and natural gas revenues	2,898,807	2,895,905	3,706,205	5,233,643
Royalties	(756,989)	(752,796)	(879,912)	(1,303,286)
Other revenues	184,817	-	234,165	-
Revenues, net of royalties	2,326,726	2,143,109	3,060,458	3,930,357
Net income (loss)	(130,861)	676,555	(839,030)	744,903
Working capital deficiency	(1,006,665)	(2,165,929)	(1,006,665)	(2,165,929)
Capital expenditures	4,656,502	1,642,137	9,279,441	2,652,890
Total assets	27,221,046	12,239,978	27,221,046	12,239,978
Long-term liabilities	1,162,569	217,917	1,162,569	217,917
Funds from operations (1)	1,381,011	1,400,920	1,663,515	2,403,980
($ per share)
Net income (loss)
Basic (2)	(0.003)	0.030	(0.022)	0.033
Diluted (2)	(0.003)	0.030	(0.022)	0.033
Funds from operations (1)
Basic (2)	0.035	0.063	0.043	0.107
Diluted (2)	0.035	0.063	0.043	0.107
Shares outstanding
Common shares	-	44,768,502	-	44,768,502
Class A common shares	34,183,071	-	34,183,071	-
Class B common shares	810,000	-	810,000	-
Weighted average number of shares outstanding for the period
Basic (2)	39,405,231	22,384,251	38,709,481	22,384,251
Diluted (2)	39,405,231	22,384,251	38,709,481	22,384,251

1 Funds from operations is a non-GAAP measure and is calculated by adding/subtracting operating change in working capital. Funds from operations reports the Corporation’s ability to generate cash from operations after interest and taxes and excludes the impact of changes in the Corporation’s non-cash working capital related to operating activities. For a reconciliation of funds from operations to cash provided by operating activities, see “Funds from Operations” in the accompanying MD&A.

2 The previously reported basic and diluted weighted average number of shares outstanding for the three and six month periods ended October 31, 2005 were 44,768,502 and 44,768,502, respectively. 2005 per share amounts and weighted average number of shares have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation of Rolling Thunder and San Telmo Energy Ltd.

CONSOLIDATED OPERATING RESULTS

	Three months ended September 30 2006	Three months ended October 31 2005	Change	Five months ended September 30 2006	Six months ended October 31 2005	Change
Average daily sales volumes
Natural gas (mcf/d)	1,605	2,045	(22%)	1,502	2,203	(32%)
Oil and NGLs (bbls/d)	328	108	205%	224	112	100%
Barrels of oil equivalent(boe/d)	596	448	33%	474	479	(1%)
Average prices received
Natural gas ($/mcf)	6.36	11.84	(46%)	6.33	9.75	(35%)
Oil and NGLs ($/bbl)	64.86	66.62	(3%)	65.58	61.38	7%
Barrels of oil equivalent ($/boe)	52.88	69.99	(24%)	51.07	59.18	(14%)
Operating netback ($/boe)
Petroleum and natural gas revenues	52.88	69.99	(24%)	51.07	59.18	(14%)
Royalties	13.81	18.24	(24%)	12.12	14.78	(18%)
Operating expenses	6.54	7.61	(14%)	7.29	7.11	3%
Transportation expenses	2.04	2.19	(7%)	2.21	2.36	(6%)
Operating netback	30.49	41.95	(27%)	29.45	34.93	(16%)
Wells drilled
Gross (net) drilled	2.0 (1.2)	1.0 (0.5)		6.0 (4.5)	3.0 (2.5)
Gross (net) successful	1.0 (1.0)	–		5.0 (4.3)	2.0 (2.0)
Gross (net) drilled and abandoned	1.0 (0.2)	1.0 (0.5)		1.0 (0.2)	1.0 (0.5)
Success rate	50%(83%)	–%(–%)		83%(96%)	67%(80%)

RESULTS OF OPERATIONS
Sales Volumes	Three months	Three months		Five months	Six months
	ended	ended		ended	ended
	September 30	October 31		September 30	October 31
	2006	2005	Change	2006	2005	Change
Average daily sales volumes
Natural gas (mcf/d)	1,605	2,045	(22%)	1,502	2,203	(32%)
Oil and NGLs (bbls/d)	328	108	205%	224	112	(100%)
Total (boe/d)	596	448	33%	474	479	(1%)
Sales volumes mix by product
Natural gas	45%	76%		53%	77%
Oil and NGLs	55%	24%		47%	23%
Total	100%	100%		100%	100%

Rolling Thunder’s average sales volumes for the three months ended September 30, 2006 increased 33 percent to 596 boe/d compared to 448 boe/d for the three months ended October 31, 2005. The increase was primarily the result of the Corporation’s new Teepee Creek 14-03 and 06-10 wells being put on production in September 2006 and increased production from the Teepee Creek 06-03 well. A workover of the 06-03 well was completed in the period and subsequent to the workover, the well tested at a rate of 1,500 boe/d compared to a previous average sales volume of 50 boe/d. In addition, the Corporation was able to alleviate the curtailments at McLeod, which were experienced in the previous quarter ended June 30, 2006.

The Corporation’s average sales volume rate for the five month period ended September 30, 2006 was 474 boe/d compared to 479 boe/d for the six months ended October 31, 2005. The increased production from the Teepee Creek wells during the quarter, discussed previously, was more than offset by the curtailment at McLeod, the decreased production at Teepee Creek 06-03 in the previous quarter and the Teepee Creek 04-10 well being shut-in since January 2006.

Rolling Thunder exited the quarter ended September 30, 2006 with a net production volume of 1,500 boe/d.

Revenues and Commodity Prices (in Canadian$ )	Three months ended September 30 2006	Three months ended October 31 2005	Five months ended September 30 2006	Six months ended October 31 2005
Revenues
Natural Gas	939,360	2,236,464	1,454,219	3,969,086
Oil and NGLs	1,959,447	659,411	2,251,987	1,264,557
	2,898,807	2,895,905	3,706,206	5,233,643
Other	184,817	–	234,165	–
Total	3,083,624	2,895,905	3,940,371	5,233,643
Average prices received
Natural gas (per mcf)	6.36	11.84	6.33	9.75
Oil and NGLs (per bbl)	64.86	66.62	65.58	61.38
Total (per boe)	52.88	69.99	51.07	59.18

Petroleum and natural gas revenues for the three months ended September 30, 2006 were $2,898,807 compared to $2,895,905 for the three months ended October 31, 2005. The flat revenues for the quarter compared to the three months ended October 31, 2005 were attributable to higher sales volumes partially offset by a large decrease in natural gas prices for the quarter compared to the three months ended October 31, 2005. For the three month period ended September 30, 2006, the Corporation received average prices of $6.36 per mcf for natural gas and $64.86 per bbl for oil and NGLs compared to $11.84 per mcf for natural gas and $66.62 per bbl for oil and NGLs during the three month period ended October 31, 2005. Rolling Thunder realized a weighted average sales price of $52.88 per boe for the quarter in 2006 compared to $69.99 per boe for the quarter ended October 31, 2005, a 24 percent decrease.

Petroleum and natural gas revenues for the five months ended September 30, 2006 were $3,706,206 compared to revenues of $5,233,643 for the six months ended October 31, 2005. The decrease was attributable to lower natural gas prices during the period, which were partially offset by a marginal increase in oil and NGL prices. For the five month period ended September 30, 2006, the Corporation received average prices of $6.33 per mcf for natural gas and $65.58 per bbl for oil and NGLs compared to $9.75 per mcf for natural gas and $61.38 for oil and NGLs during the six month period ended October 31, 2005. Rolling Thunder realized a weighted average sales price of $51.07 per boe for the quarter in 2006 compared to $59.18 per boe for the quarter ended October31, 2005, a 14 percent decrease.

All of the Corporation’s production was sold on the spot market. During the three and five months ended September 30, 2006, the Corporation did not engage in any hedging activities. As of the date of this MD&A, the Corporation did not have any production hedged under commodity contracts.

Rolling Thunder recognized other revenues of $184,817 and $234,165 for the three and five month periods ended September 30, 2006, primarily related to royalty adjustments associated with prior periods, marketing fees charged to working interest partners and interest earned on short-term investments.

Royalties (in Canadian $)	Three months ended September 30 2006	Three months ended October 31 2005	Five months ended September 30 2006	Six months ended October 31 2005
Crown royalties, net of ARTC	536,200	421,217	573,869 306,043	694,551 608,735
Overriding and freehold royalties	220,698	331,579
Total	756,898	752,796	879,912	1,303,286
As a percentage of oil and natural gas revenue	26%	26%	24%	25%
Royalties per boe	13.81	18.24	12.12	14.78

Royalties include crown, overriding and freehold royalties, offset by Alberta Royalty Tax Credits (“ARTC”) of $170,855 and $180,733 for the three and five months ended September 30, 2006, respectively compared to $142,298 and $231,516 for the three months and six months ended October 31, 2005. Total royalties for the three and five month periods ended September 30, 2006 were $756,898 and $879,912, respectively, compared to

$752,796 and $1,303,286 for the three and six month periods ended October 31, 2005. As a percentage of oil and natural gas revenues, royalties remained consistent for the quarter and year-to-date 2006 compared to the three and six month periods ended October 31, 2005.

On September 30, 2006, the Alberta government announced the elimination of the ARTC program effective January 1, 2007. As a result of this announcement the Corporation will not receive ARTC refunds subsequent to January 1, 2007. The ARTC refund is calculated at 25 percent of eligible crown royalties.

Operating Expenses (in Canadian $)	Three months ended September 30 2006	Three months ended October 31 2005	Five months ended September 30 2006	Six months ended October 31 2005
Operating expenses	358,604	314,184	529,249	626,510
Operating expenses per boe	6.54	7.61	7.29	7.11

Operating expenses increased to $358,604 for the three month period ended September 30, 2006 compared to $314,184 for the three month period ended October 31, 2005, and decreased to $529,249 for the five month period ended September 30, 2006 compared to $626,510 for the six month period ended October 31, 2005. For the three month period ended September 30, 2006, operating expenses per boe decreased 14 percent to $6.54 per boe compared to $7.61 per boe. For the five month period ended September 30, 2006, operating expenses per boe increased three percent to $7.29 per boe compared to $7.11 per boe for the six months ended October 31, 2005. The decrease in per boe operating costs for the quarter is primarily due to operating cost savings recognized by the Corporation as a result of the centralization of operations at Teepee Creek through the construction of an oil battery and increased sales volumes for the quarter compared to the three months ended October 31, 2005 being applied against comparable fixed operating costs. Year to date, the cost savings related to the Teepee Creek battery were more than offset by lower production volumes in the two month period ended June 30, 2006.

Transportation Expenses (in Canadian $)	Three months ended September 30 2006	Three months ended October 31 2005	Five months ended September 30 2006	Six months ended October 31 2005
Transportation expenses	111,754	90,244	160,682	207,927
Transportation expenses per boe	2.04	2.19	2.21	2.36

Transportation expenses for the three months ended September 30, 2006 increased 24 percent to $111,754 compared to $90,244 for the three month period ended October 31, 2005. The increase was attributable to increased volumes transported during the quarter partially offset by reduced per unit transportation costs due to the Corporation entering into a new, more favourable, transportation agreement related to the transportation of Teepee Creek production.

Transportation expenses per boe decreased seven percent to $2.04 per boe for the three months ended September 30, 2006, compared to $2.19 per boe for the three months ended October 31, 2005. Transportation expenses per boe decreased six percent to $2.21 per boe for the five months ended September 30, 2006, compared to $2.36 per boe for the six months ended October 31, 2005. Both the quarterly and year-to-date decreases in per boe transportation expenses were due primarily to the new transportation agreement discussed previously.

	Three months ended September 30, 2006	Three months ended October 31, 2006	Five months ended September 30, 2005	Six months ended October 31, 2005
Revenue	52.88	69.99	51.07	59.18
Royalties	13.81	18.24	12.12	14.78
Operating expenses	6.54	7.61	7.29	7.11
Transportation expenses	2.04	2.19	2.21	2.36
Operating netback	30.49	41.95	29.45	34.93

Rolling Thunder’s operating netback decreased 27 percent to $30.49 and 16 percent to $29.45 per boe for the three and five month periods ended September 30, 2006, respectively, from $41.95 and $34.93 per boe for the three and six month periods ended October 31, 2005, respectively. The decreases were primarily the result of lower natural gas prices realized during the 2006 periods partially offset by lower royalties, operating costs and transportation expenses per boe.

General and Administrative Expenses (“G&A”)

	Three months ended September 30, 2006	Three months ended October 31, 2005	Five months ended September 30, 2006	Six months ended October 31, 2005
Gross G&A expenses	569,782	309,579	828,360	639,491
Overhead recovery	(94,425)	(2,760)	(146,661)	(6,618)
Net G&A expenses	475,357	306,819	681,699	632,873
G&A expenses per boe	8.67	7.44	9.39	7.18

G&A expenses, net of recoveries, for the three month period ended September 30, 2006 increased to $475,357 ($8.67 per boe) from $306,819 ($7.44 per boe) for the three month period ended October 31, 2005. The increase was partly attributable to an increase in management and salary related expenses of approximately $76,000, which included annual bonuses for certain employees of the Corporation, during the current quarter compared to the three months ended October 31, 2005. In addition, professional and consulting fees, as well as audit and legal fees, increased by approximately $12,000 and $21,000, respectively, compared to the prior year. The increase in G&A expenses was due to the increased operational activity of the Corporation, which was partially offset by decreased directors’ fees and investor relations expenses resulting from the cessation of directors’ fees and the internalization of the investor relations function of Rolling Thunder upon amalgamation with San Telmo Energy Ltd.

G&A expenses, net of recoveries, for the five month period ended September 30, 2006 increased to $681,699 ($9.39 per boe) from $632,873 ($7.18 per boe) for the six month period ended October 31, 2005. The increase was due to an increase in management and salary related expenses of approximately $92,000, which includes the bonuses discussed previously, during the five months ended September 30, 2006 compared to the six months ended October 31, 2005. In addition, professional and consulting fees, as well as audit and legal fees, increased by approximately $23,000 and $56,000, respectively, compared to prior year. As discussed above, the increase in G&A expenses was due to the increased operational activity of the Corporation, which was partially offset by decreased directors’ fees and investor relations expenses for the five months ended September 30, 2006.

G&A expenses typically do not fluctuate as a result of sales volume levels. The Corporation anticipates that the expected increase in sales volumes in future periods will reduce the per boe G&A expenses significantly.

Interest Expense

Rolling Thunder incurred interest expense of $nil and $25,313 in the three and five month periods ended September 30, 2006, respectively, compared to $30,942 and $59,067 in the three and six month periods ended October 31, 2005. The Corporation accrued interest expense of $nil and $20,081 for the three and five month periods ended September 30, 2006 related to flow-through share requirements discussed further in the “Income and Other Taxes” section of this MD&A. Prior year interest expense resulted primarily from interest incurred on an outstanding loan balance.

Stock-based Compensation

The Corporation has a stock-based compensation plan granting directors, officers, employees of, and consultants to, Rolling Thunder options to purchase Class A common shares of the Corporation. The Corporation recorded stock-based compensation expense of $500,306 and $1,100,506 for the quarter and five month period ended September 30, 2006, respectively, compared to $194,750 and $622,000 in the three and six month periods ended October 31, 2005. The increases were due to additional stock-based compensation expense being recognized in the 2006 periods as a result of the issuance of options to acquire 1,095,000 Class A common shares at a price of $1.67 per share on May 1, 2006 and the issuance of options to acquire 655,000 Class A common shares at a price of $1.51 per share on August 30, 2006 to directors, officers, employees of, and consultants to, Rolling Thunder.

Depletion, Depreciation and Accretion

(“DD&A”)

	Three months ended September 30, 2006	Three months ended October 31, 2005	Five months ended September 30, 2006	Six months ended October 31, 2005
Depletion	828,861	522,641	1,268,476	1,024,244
Depreciation	5,293	1,432	8,444	3,867
Accretion	6,512	5,542	10,370	8,966
Total	840,666	529,615	1,287,290	1,037,077
Per boe	15.34	12.84	17.74	11.76

Depletion and depreciation are calculated based on depletable capital expenditures, future development costs of proved reserves, production rates and petroleum and natural gas reserves. Rolling Thunder records asset retirement obligations based on the present value of estimated remediation, reclamation and restoration costs associated with its facilities, including well sites and pipelines. The liability is increased each reporting period due to the passage of time through the recording of accretion expense.

Rolling Thunder recorded DD&A expense of $840,666 ($15.34 per boe) for the three months ended September 30, 2006 compared to $529,615 ($12.84 per boe) for the three months ended October 31, 2005. The increase was due to additional capitalized costs included in the determination of depletable capital costs resulting from increased drilling activity during the three months ended September 30, 2006 and increased future development costs related to proved reserves compared to the three months ended October31, 2005, partially offset by additional proved reserve additions in the Teepee Creek area.

Rolling Thunder recorded DD&A expense of $1,287,290 ($17.74 per boe) for the five months ended September 30, 2006 compared to $1,037,077 ($11.76 per boe) in the six months ended October 31, 2005. The increase resulted from additional capitalized costs included in the determination of depletable capital costs resulting from increased drilling activity and increased future development costs related to proved reserves during the five months ended September 30, 2006 compared to the six months ended October 31, 2005, partially offset by decreased production during the five months ended September 30, 2006.

The Corporation excluded from its depletion and depreciation calculation costs associated with undeveloped land and seismic of $2,360,911 (October 31, 2005 – $1,063,204), as well as, an estimated salvage value of $900,000 (October 31, 2005 – $230,000) and included future development costs associated with proved undeveloped reserves of $5,489,200 (October 31, 2005 – $1,975,400).

Income and Other Taxes

In March 2006, the Corporation renounced $9,000,000 of flow-through obligations with an effective date of December 31, 2005 as a result of the flow-through obligations associated with the Class A and Class B flow-through shares issued on the initial public offering of Rolling Thunder Exploration Ltd. in June 2005. The Corporation recognized a future income tax liability in the amount of $3,025,800 in relation to the renunciation of these flow-through expenses. The Corporation accrues interest to Canada Revenue Agency on flow-through funds renounced in 2005 that remain unexpended at the end of each month in 2006. As at September 30, 2006, the Corporation had fulfilled the obligation and incurred $9,000,000 of eligible expenditures. The Corporation recognized interest expense related to the unexpended qualifying expenditures of $nil and $20,081 for the three and five months ended September 30, 2006, respectively.

In May 2006, the Corporation completed a private placement of 1,497,000 Class A common shares at $1.67 per share, 1,098,951 Class A common shares issued on a flow-through basis eligible for the renunciation of Canadian Development Expenses (“CDE”) at a price of $1.82 per share and 2,381,000 Class A common shares issued on a flow-through basis eligible for the renunciation of Canadian Exploration Expenses (“CEE”) at a price of $2.10 per share, for total gross proceeds of $9,500,181. The Corporation has $2,000,091 of CDE

qualifying expenditures to incur before December 31, 2006 and $5,000,100 of CEE qualifying expenditures to incur before December 31, 2007, which will be renounced to the CDE and CEE flow-through share subscribers, respectively, effective December 31, 2006. To September 30, 2006, the Corporation incurred $1,788,555 and $783,263 of eligible CEE and CDE expenditures, respectively.

Net Income

The Corporation recorded a net loss of $130,861, or $0.003 per basic and diluted share for the three months ended September 30, 2006 compared to net income of $676,555, or $0.030 per basic and diluted share (retroactively adjusted to reflect the effect of the exchange of one Class A common share of the Corporation for two common shares of San Telmo upon amalgamation), for the three months ended October 31, 2005. The decrease was largely attributable to higher stock-based compensation and DD&A expenses and decreased realized commodity prices partially offset by increased sales volumes.

Rolling Thunder incurred a net loss of $839,030, or$0.022 per basic and diluted share for the five months ended September 30, 2006 compared to net income of $744,903, or $0.033 per basic and diluted share (retroactively adjusted to reflect the effect of the exchange of one Class A common share of the Corporation for two common shares of San Telmo upon amalgamation), for the six months ended October 31, 2005. The decrease was largely attributable to higher stock-based compensation and DD&A expenses and decreased realized natural gas prices and sales volumes for the period compared to the six months ended October 31, 2005.

Funds from Operations

The terms “funds from operations” and “funds from operations per share” are non-GAAP measures and should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Corporation’s performance. Funds from operations per share is calculated using the same weighted average basic and diluted number of shares outstanding used in the calculation of net income (loss) per share. All references to funds from operations throughout this MD&A are based on cash flow before changes in non-cash working capital. The following table reconciles “funds from operations” to “cash provided by operating activities”, the nearest GAAP measure.

	Three months ended September 30, 2006	Three months ended October 31, 2005	Five months ended September 30, 2006	Six months ended October 31, 2005
Funds from operations	1,381,011	1,400,920	1,663,515	2,403,980
Add: Change in non-cash working capital	(1,283,773)	(37,654)	(2,000,208)	568,009
Cash provided by operating activities (GAAP financial measure)	97,238	1,363,266	(336,693)	2,971,989

	Three months ended September 30, 2006	Three months ended October 31, 2005	Five months ended September 30, 2006	Six months ended October 31, 2005
Funds from operations	1,381,011	1,400,920	1,663,515	2,403,980
Per basic and diluted share	0.035	0.063	0.043	0.107
Per boe	25.19	33.95	22.92	27.26

Funds from operations decreased to $1,381,011 and $1,663,515 for the three and five months ended September 30, 2006, respectively, compared to $1,400,920 and $2,403,980 for the three and six months ended October 31, 2005. The decrease over the quarter is primarily due to higher operating, transportation and G&A expenses, discussed previously in this MD&A, compared to the three months ended October 31, 2005. The year-to-date decrease is due to lower realized natural gas prices and higher G&A expenses, partially offset by lower per unit transportation costs. On a per boe basis, funds from operations decreased to $25.19 per boe and $22.92 per boe for the three and five months ended September 30, 2006, respectively, compared to $33.95 per boe and $27.26 per boe for the three and six months ended October 31, 2005. In addition to the factors discussed above, the quarterly per boe decrease is largely due to higher overall sales volumes from prior year.

CAPITAL EXPENDITURES

		September 30	June 30	Year to
Capital Expenditure Summary	(in Canadian $)	2006	2006	Date
Land		4,895	149,212	154,107
Geological and geophysical		461,094	1,585,582	2,046,676
Drilling and completions		2,902,591	2,828,612	5,731,203
Tie-ins and facilities		1,085,360	58,096	1,143,456
Workovers		197,707	–	197,707
		4,651,647	4,621,502	9,273,149
Office furniture and equipment		4,855	1,437	6,292
Total		4,656,502	4,622,939	9,279,441

Capital expenditures for the three months ended September 30, 2006 were $4,656,502. The Corporation spent $355,520 on seismic for Teepee Creek, $2,902,591 on drilling and completion activities for Teepee Creek 03-11, 06-10, 06-18, 16-34, and Gordondale 02/14-22, $799,927 on facilities for the Teepee Creek 06-03 oil battery, $285,433 on equipping and tie-in costs for Teepee Creek 06-10, 14-03, 16-34, and $197,707 on workover costs for Teepee Creek 06-03.

During the five months ended September 30, 2006, the Corporation spent$9,279,441 on capital expenditures. The Corporation incurred $145,815 on acquiring two sections of land in the Teepee Creek area, $1,913,873 on seismic costs for the Teepee Creek 3D shoot and McLeod 2D purchase and $5,731,203 on drilling and completion activities for Teepee Creek 03-11, 06-10, 06-18, 08-03, 16-34, and Gordondale 16-22 and 02/14-22. In addition, Rolling Thunder spent $928,432 on facility costs for the Teepee Creek 06-03 oil battery, $215,025 on facility and equipping costs for Teepee Creek 06-10,14-03,16-34, and, $197,707 on workovers for Teepee Creek 06-03.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

(in Canadian$ )	September 30 2006	June 30 20061	April 30 2006	January 31 2006
Revenues, net of royalties	2,326,726	733,733	1,157,583	1,786,413
Net income (loss)	(130,861)	(708,169)	(1,025,710)	369,657
Net income (loss)
Per share, basic 1	(0.003)	(0.019)	(0.044)	0.014
Per share, diluted 1	(0.003)	(0.019)	(0.044)	0.014

(in Canadian$ )	October 31 2005 [2]	July31 2005	April 30 2005	January 31 2005
Revenues, net of royalties	2,143,109	1,787,248	1,539,318	1,181,775
Net income (loss)	676,555	68,348	(310,601)	(471,207)
Net income (loss)
Per share, basic [1]	0.030	0.003	(0.016)	(0.021)
Per share, diluted [1]	0.030	0.003	(0.016)	(0.021)

1 Rolling Thunder changed its fiscal year-end to December 31 from April 30. The two months ended June 30, 2006 represent the second quarter of the new fiscal year.

2 For the quarter ended October31, 2005 and quarters prior thereto, basic and diluted per share amounts have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation.

Identifiable trends in Rolling Thunder’s business in the past eight quarters reflect continuing exploration and development of petroleum and natural gas properties as well as increased prices of petroleum and natural gas sold by the Corporation from the quarter ended January 31, 2005 to the quarter ended January 31, 2006.

The decrease in revenues and net income in the quarter ended April 30, 2006 and the subsequent quarter ended June 30, 2006 reflect lower average sales volumes compared to previous quarters as a result of third party compressor failures and production curtailments at McLeod, lost production resulting from the Teepee 04-10 well, which was shut-in in January 2006 and prior period adjustments from third party aggregators recorded in the quarter ended April 30, 2006.

The current quarter ended September 30, 2006 is discussed in detail throughout this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Liquidity risks arise from the use of liquid financial resources to meet the day-to-day funding requirements of the Corporation and in the management of assets and liabilities in order to maintain an optimal capital structure. Rolling Thunder manages liquidity risk to meet its financial obligations and commitments in a cost effective manner and to fund growth and expansion opportunities that are recognized by the Corporation.

Sources and Uses of Cash

The Corporation believes that its access to debt and equity markets, unutilized bank credit facilities and funds generated from operations will provide it with sufficient liquidity and capital resources to fund existing operations and commitments, as well as expansion and development opportunities in 2006. There is no assurance, however, that debt and equity financing will be available on terms acceptable to the Corporation to meet its capital requirements.

(in Canadian $, except ratio)	September 30, 2006	April 30, 2006
Current assets	5,796,021	1,988,813
Current liabilities	6,802,686	4,409,751
Working capital deficiency	(1,006,665)	(2,420,938)
Current ratio	0.85	0.45

As at September 30, 2006, the Corporation had a working capital deficiency of $1,006,665 compared to a working capital deficiency of $2,420,938 as at April 30, 2006. Rolling Thunder anticipates being in a net debt position throughout the remainder of 2006. The Corporation anticipates meeting working capital deficiencies in future periods through increased cash flow from production and operations. In addition, the Corporation anticipates the funding of capital requirements through access to equity markets and its currently unutilized credit facilities detailed in the following table.

Debt Instruments (in Canadian $)	Total Amount	Amount Outstanding at September 20 2006	Amount Available at September 30 2006
Revolving operating demand bank loan	13,000,000	(830,974)	12,169,026
Non-revolving acquisition/development loan	3,000,000	-	3,000,000
	16,000,000	(830,974)	15,169,026

1 On June 7, 2006 the Corporation issued an irrevocable standby letter of credit to an industry partner in the amount of $830,974. On November 1, 2006 the letter of credit expired and was not renewed by the Corporation.

On September 20, 2006, Rolling Thunder negotiated an increase to its revolving operating demand bank loan from $7,000,000 to $10,000,000 (additional details of Rolling Thunder’s credit facilities are provided in Note 5 of the accompanying unaudited interim consolidated financial statements). On November 21, 2006, the Corporation increased its revolving operating demand bank loan to $13,000,000 from $10,000,000 (see “Subsequent Events” section of this MD&A).

COMMITMENTS

The Corporation is committed to spend $9,000,000 by December 31, 2006 on expenditures that will qualify as CEE for income tax purposes. As at September 30, 2006, the Corporation fulfilled this commitment and had incurred $9,000,000 of eligible expenditures.

Pursuant to the private placement on May 18, 2006 (see Note 8 in the accompanying unaudited interim financial statements), Rolling Thunder is committed to spend an additional $5,000,100 by December 31, 2007 on expenditures that will qualify as CEE and $2,000,091 by December 31, 2006 on expenditures that will qualify as CDE. To September 30, 2006, the Corporation incurred $1,788,555 and $783,263 of eligible CEE and CDE expenditures, respectively.

The Corporation entered into a sublease for office space that for the term of August 1, 2005 to December 28, 2006. The estimated amount due under the sublease per year, including rent and estimated related operating expenses and taxes, is $32,031.

On September 1, 2006, the Corporation entered into a sublease for office space for the term of January 1, 2007 to March 31, 2008 after which, the lease will be month to month until December 31, 2011. The estimated amount due under the sublease per year, including rent and estimated operating expenses and taxes, are $115,514 in 2007 and $28,879 in 2008.

OUTSTANDING SHARE DATA

(As at)	November22 2006	September30 2006	April 30 2006
Class A common shares	34,183,071	34,183,071	28,851,120
Class B common shares	810,000	810,000	810,000
Class A common share options	3,195,000	3,195,000	3,040,000
Class A common share warrants	–	–	650,000
OFF BALANCE SHEET ARRANGEMENTS

The Corporation is not party to any contractual arrangement, under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Corporation has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

TRANSACTIONS WITH RELATED PARTIES

During the three and five month periods ended September 30, 2006, the Corporation paid $41,409 and $61,749, respectively, related to gross overriding royalties (“GOR”) to a private holding and geological services company that provided geological services to the Corporation, of which an officer of the Corporation is an officer and controlling shareholder. This private holding and geological services company has a 3.0% GOR on the Teepee Creek, Boundary Lake and Gold Creek properties, a 2.0% GOR on the McLeod and Gordondale properties and a 1% GOR on the Mahaska property.

During the three months and six months ended October 31, 2005, the Corporation paid directors’ fees of $22,500 and $45,000, respectively, to directors and/or companies controlled by directors of the Corporation. Management fees of $64,980 and $97,470, respectively, were paid to a director and officer of the Corporation. In addition for the period, rent of $3,600 and $7,200, respectively, was paid to a company controlled by a director of the Corporation.

FINANCIAL INSTRUMENTS

Rolling Thunder does not have a set policy concerning financial instruments. Management of Rolling Thunder may use financial instruments to reduce corporate risk in certain situations. As of the date of this MD&A, the Corporation did not have any hedging commitments in place.

SUBSEQUENT EVENTS

On October 5, 2006, the Corporation entered into a Farm-in, Participation and Option Agreement with an industry participant whereby Rolling Thunder is committed to spud a test well on or before February 1, 2007. The total commitment is estimated to be $700,000.

On November 21, 2006, the Corporation increased its revolving operating demand bank loan limit to a maximum of $13,000,000 from $10,000,000.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Rolling Thunder. These risks are presented in the annual MD&A and AIF for the year ended April 30, 2006. Management has determined that market, financial and counterparty risks remain substantially unchanged since April 30, 2006.

CRITICAL ACCOUNTING ESTIMATES

Rolling Thunder’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rolling Thunder’s critical accounting estimates continue to be impairment of property, plant and equipment, depletion expense, asset retirement obligations, stock-based compensation and future income taxes. For a full discussion of these critical accounting estimates, refer to the MD&A provided in Rolling Thunder’s 2006 Annual Report.